Exhibit 1.2

Management’s discussion and analysis
(“MD&A”) – May 13, 2015

Overview

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the year ended March 31, 2015, and has been prepared with all information available up to and including May 13, 2015. This analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2015. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly and indirectly owned operating subsidiaries and affiliates. Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. The company operates in the United States, Canada and the United Kingdom, offering a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar panel installations. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass.

By fixing the price of natural gas and electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers’ exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program and conservation solutions through smart thermostats. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Smart thermostats are offered as a bundled product with commodity contracts as well as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% equity interest.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

Included in this MD&A is an analysis of the above operations. On November 5, 2014, Just Energy announced that it had closed the sale of Hudson Energy Solar Corp. and its subsidiaries (“HES”). The sale of National Energy Corporation, operating as National Home Services (“NHS”) closed on November 24, 2014. Both the commercial solar and home services divisions were classified as discontinued operations with the financial results from operations for prior periods restated to reflect results from continuing and discontinued operations for comparative purposes.

On January 12, 2015, Just Energy announced an agreement with Clean Power Finance (“CPF”) to address the U.S. residential solar market. This agreement unites Just Energy’s strengths in customer acquisitions and experience with CPF solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via CPF. Just Energy will also be able to sell complementary energy management solutions to solar customers.

Forward-looking information

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Key terms

“$100m convertible debentures” refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 25 for further details.

“$330m convertible debentures” refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 25 for further details.

“$150m convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy’s line of credit. See “Debt and financing for continuing operations” on page 25 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead to an RCE (see key term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” refers to the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and a portion of investment relating to contract initiation costs.

BASE FUNDS FROM OPERATIONS PAYOUT RATIO

The payout radio for Base Funds from Operations means dividends declared and paid as a percentage of Base Funds from Operations.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin.  It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014		Fiscal 2013
		% increase		% increase
		(decrease)		(decrease)
Sales	$3,895,940	10%	$3,534,614	20%	$2,957,647
Gross margin	600,069	19%	505,531	5%	482,168
Administrative expenses	154,222	32%	116,713	(1)%	118,136
Selling and marketing expenses	225,243	19%	189,890	(12)%	215,328
Finance costs	73,680	6%	69,441	19%	58,154
Profit (loss) from continuing operations 1	(576,377)	NMF3	170,566	NMF 3	629,714
Profit (loss) from discontinued operations	132,673	NMF3	(33,625)	NMF 3	(105,091)
Profit (loss)1	(443,704)	NMF3	136,941	NMF 3	524,623
Profit (loss) per share from continuing operations available to shareholders - basic	(4.01)		1.15		4.54
Profit (loss) per share from continuing operations available to shareholders - diluted	(4.01)		1.11		3.79
Dividends/distributions	86,723	(30)%	123,429	(31)%	178,400
Base EBITDA from continuing operations2	180,426	8%	167,663	18%	142,481
Base Funds from continuing operations2	92,472	4%	88,577	10%	80,810
Payout ratio on Base Funds from continuing operations2	94%		139%		221%
Embedded gross margin2	1,874,900	9%	1,718,900	4%	1,654,400
Total customers (RCEs)	4,686,000	6%	4,410,000	4%	4,222,000
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done door-to-door through independent contractors, online marketing and telemarketing efforts. Consumer customers make up 42% of Just Energy’s customer base, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products. In addition, the Consumer division markets smart thermostats, offering the thermostats as a standalone unit or bundled with certain commodity products.

COMMERCIAL DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial division.  These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up 58% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small Commercial customers. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan

In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, British Columbia, Saskatchewan and the United Kingdom, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small Commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all Consumer customers who contracted with Just Energy in the past year, 31% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 89% of their consumption as green supply. For comparison, as reported in fiscal 2014, 29% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 84% of their consumption. Overall, JustGreen now makes up 12% of the Consumer gas portfolio, compared with 11% a year ago. JustGreen makes up 20% of the Consumer electricity portfolio, down from 21% a year ago.

Discontinued operations

HOME SERVICES DIVISION

On November 24, 2014, Just Energy announced that it had closed the sale of NHS to Reliance Comfort Limited Partnership (“Reliance”). NHS operates in Ontario and Quebec and provides residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The purchase price was $505 million subject to certain potential adjustments including working capital balances. Additionally, as a condition of closing, proceeds from the purchase were used to pay the outstanding NHS debt and the remaining interest in a royalty agreement.

COMMERCIAL SOLAR DIVISION

On November 5, 2014, Just Energy announced that the close of the sale of its shares of HES, its commercial solar development business, to SunEdison Inc. and its subsidiary, TerraForm Power Inc. The sale of HES resulted in the assumption or repayment by the purchaser of approximately

US$33 million in outstanding debt plus the payment of approximately US$23 million cash at closing subject to working capital and other adjustments.

EBITDA
For the year ended March 31
(thousands of dollars)

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Reconciliation to consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$(576,377)	$170,566	$629,714
Add (subtract):
Finance costs	73,680	69,441	58,154
Provision for (recovery of) income taxes	(28,889)	48,190	55,362
Amortization	76,040	69,469	102,723
Profit attributable to non-controlling interest	(6,352)	(5,459)	5,685
EBITDA from continuing operations	$(461,898)	$352,207	$851,638
Add:
Change in fair value of derivative instruments	635,204	(186,142)	(719,750)
Share-based compensation	7,120	1,598	10,593
Base EBITDA from continuing operations	$180,426	$167,663	$142,481
EBITDA
Gross margin per consolidated financial statements	$600,069	$505,531	$482,168
Add (subtract):
Administrative expenses	(154,222)	(116,713)	(118,136)
Selling and marketing expenses	(225,243)	(189,890)	(215,328)
Bad debt expense	(62,077)	(46,051)	(30,806)
Amortization included in cost of sales/selling and marketing expenses	30,647	17,324	14,893
Other income	(2,396)	2,921	4,005
Profit attributable to non-controlling interest	(6,352)	(5,459)	5,685
Base EBITDA from continuing operations	$180,426	$167,663	$142,481

The year ended March 31, 2015 saw significant improvement in all operating measures. Sales increased by 10% reflecting a 6% growth in customer base and higher U.S. selling prices after currency conversion to Canadian dollars. Gross margin was up 19% due to higher sales and higher realized margin per customer compared with fiscal 2014 which was adversely impacted by the Polar Vortex of the previous winter. Base EBITDA from continuing operations (“Base EBITDA”) amounted to $180.4 million, an increase of 8% from $167.7 million in the prior year. Management had provided guidance of $163.0 million to $173.0 million of Base EBITDA for fiscal 2015 and updated that guidance to the upper end of that range following the third quarter. Actual results exceeded the upper end of the range by $7.4 million based on strong fourth quarter results offsetting higher than anticipated operating costs, which included significant one-time costs associated with legal and regulatory expenses.

Administrative expenses increased by 32% from $116.7 million to $154.2 million. The increase over the prior year included growth in operating costs needed to support the growing customer base, higher exchange rates on U.S. dollar denominated administrative costs and an increase in bonus accruals. Higher administrative costs were anticipated within the Company’s fiscal 2015 guidance. However, over and above guidance expectations, Just Energy recorded additional legal and regulatory expenses in the amount of $14.5 million, including a settlement reached with the Massachusetts Attorney General’s Office (“AGO”).

Selling and marketing expenses for the year ended March 31, 2015 were $225.2 million, a 19% increase from $189.9 million reported in the prior comparable year. While customer additions were increased by 5% year over year to a record 1.4 million, the increase in selling and marketing expense is becoming more directly correlated to the growing portion of the customer base for which selling costs are recorded over the life of the contract (Commercial broker and online sales channels). The amortization of contract initiation costs for commercial customer aggregation in past periods increased by $12.4 million while residual commissions from customers signed through the Company’s online sales channel increased by $16.4 million in fiscal 2015.  Excluding these increases, selling and marketing costs would have been up 3%, in line with the growth in additions.

Bad debt expense was $62.1 million for the year ended March 31, 2015, an increase of 35% from $46.1 million recorded for the prior comparable year. This represents approximately 2.4% of revenue in the jurisdictions where the Company bears the credit risk, up from the 2.1% of revenue reported for the year ended March 31, 2014, both within management’s targeted range of 2% to 3%. Higher losses in fiscal 2015 were attributable to customer defaults from Polar Vortex bills which were far higher than those seen in the past winters.

For the year ended March 31, 2013, gross margin was $482.2 million for the year, an increase of 2% over the prior year due to the 9% increase in customer base being offset by lower consumption resulting from warmer than normal winter weather in the third and fourth quarters. Administrative, selling and marketing and bad debt expenses amounted to $118.1 million, $215.3 million and $30.8 million, respectively. For fiscal 2013, Base EBITDA from continuing operations amounted to $142.5 million, a decrease of 19% from the prior year, as a result of lower than expected gross margin being offset by higher operating expenditures.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 18 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 19 through 21.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:

(millions of dollars)	Fiscal 2015	Fiscal 2014	2015 vs. 2014 variance	Fiscal 2013	2014 vs. 2013 variance
Energy marketing	$1,874.9	$1,718.9	9%	$1,654.4	4%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $1,874.9 million as of March 31, 2015, an increase of 9% compared to embedded gross margin as of March 31, 2014. Higher number of customers and the strengthening of the U.S. dollar against the Canadian dollar during the year were offset somewhat by more conservative contract margin assumptions in the coming five years.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin may, depending on currency rates grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

In fiscal 2014, embedded gross margin increased by 4% to $1,718.9 million. The embedded gross margin for Energy marketing increased 4% due to a 9% increase in customer base, the majority of which were commercial customers which generate lower gross margin.

Funds from Operations
For the years ended March 31
(thousands of dollars)

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Cash inflow from continuing operations	$96,212	$165,398	$93,510
Add (subtract):
Changes in non-cash working capital	44,458	(45,765)	5,481
Cash flows used in operating activities of discontinued operations	(20,902)	(6,652)	(18,127)
Losses attributable to non-controlling interest	(6,352)	(5,459)	5,685
Tax adjustment	(2,845)	(4,815)	1,178
Funds from continuing operations	$110,571	$102,707	$87,727
Less: maintenance capital expenditures	(18,099)	(14,130)	(6,917)
Base Funds from continuing operations	$92,472	$88,577	$80,810

Base Funds from continuing operations
Gross margin from consolidated financial statements	$600,069	$505,531	$482,168
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(2,698)	(6,186)	(4,536)
Administrative expenses	(154,222)	(116,713)	(118,136)
Selling and marketing expenses	(225,243)	(189,890)	(215,328)
Bad debt expense	(62,077)	(46,051)	(30,806)
Current income tax provision	(8,859)	(3,358)	(2,060)
Amortization included in cost of sales/selling and marketing expenses	30,647	17,324	14,896
Other income	(2,396)	2,921	4,005
Financing charges, non-cash	15,609	14,271	10,534
Finance costs	(73,680)	(69,441)	(58,154)
Other non-cash adjustments	(6,579)	(5,701)	5,144
Funds from continuing operations	110,571	$102,707	$87,727
Less: maintenance capital expenditures	(18,099)	(14,130)	(6,917)
Base Funds from continuing operations	$92,472	$88,577	$80,810
Base Funds from continuing operations payout ratio	94%	139%	221%
Dividends/distributions
Dividends	$84,945	$120,142	$173,646
Distributions for share-based awards	1,778	3,287	4,754
Total dividends/distributions	$86,723	$123,429	$178,400

Base Funds from continuing operations (“Base FFO”) for the year ended March 31, 2015 were $92.5 million, an increase of 4% compared with Base FFO of $88.6 million for the year ended March 31, 2014. The increase in Base FFO was lower than the increase in Base EBITDA as the increase of $12.8 million for EBITDA was offset by a $5.5 million increase in cash taxes due to stronger operating results and $3.0 million owing from the completion of prior period audits. A $2.9 million increase in cash-based finance costs (interest) also reduced the year over year Base FFO increase. The $178.5 million net proceeds from the closing of the NHS sale were received on November 24, 2014 and were used to reduce debt.

Dividends and distributions for the year ended March 31, 2015 were $86.7 million, a decrease of 30% from the prior fiscal year as a result of a reduction in the annual dividend from $0.84 to $0.50 effective with the July 2014 dividend. The payout ratio on Base Funds from continuing operations was 94% for the year ended March 31, 2015, compared to 139% reported in fiscal 2014. The pro forma payout ratio based on the $0.50 dividend rate would have been 81% for fiscal 2015.

Selected consolidated financial data from continuing operations
(thousands of dollars, except per share amounts)

The results from operations have been reclassified for fiscal 2014 and 2013 to present HES and NHS as discontinued operations as it was available for sale and sold in fiscal 2015.

Statements of Operations
For the years ended March 31
(thousands of dollars, except per share amount)

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales	$3,895,940	$3,534,614	$2,957,647
Gross margin	600,069	505,531	482,168
Profit (loss) from continuing operations	(576,377)	170,566	629,714
Profit (loss) from continuing operations per share - basic	(4.01)	1.15	4.54
Profit (loss) from continuing operations per share - diluted	(4.01)	1.11	3.79

Balance sheet data
As at March 31
	Fiscal 2015	Fiscal 2014	Fiscal 2013
Total assets	$1,297,190	$1,642,650	$1,528,942
Long-term liabilities	980,711	1,023,832	916,748

2015 COMPARED WITH 2014

Sales increased by 10% to $3,895.9 million in fiscal 2015, compared with $3,534.6 million in the prior fiscal year. The sales increase is a result of the 6% increase in the customer base and a strengthening of the U.S. dollar against the Canadian dollar.

For the year ended March 31, 2015, gross margin increased by 19% to $600.1 million from $505.5 million reported in fiscal 2014. Gross margin for the Consumer Energy division increased $450.2 million, up 21% while the gross margin for the Commercial Energy division increased by 13% to $149.8 million. The overall increase in margin is driven by a 6% increase in the customer base, higher currency exchange related impact on related margins for U.S. customers and comparison against the price spikes resulting from extreme winter weather in fiscal 2014.

The loss from continuing operations for fiscal 2015 amounted to $576.4 million, compared to a profit of $170.6 million in fiscal 2014. The loss from continuing operations is attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a loss of $635.2 million in fiscal 2015, versus a gain of $186.1 million in fiscal 2014. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and FFO as the better measures of operating performance.

Total assets decreased by 21% to $1,297.2 million in fiscal 2015. The decrease in total assets is a result of sales of the Home Services and Commercial Solar divisions in November 2015, which resulted in a decrease in total assets of approximately $401.8 million.

Total long-term liabilities as of March 31, 2015 were $980.7 million representing a 4% decrease over fiscal 2014. The decrease in total long-term liabilities is primarily a result of sale of Home Services division and the use of its proceeds from sale to reduce long-term debt.

2014 COMPARED WITH 2013

Sales increased by 20% to $3,534.6 million in fiscal 2014, compared with $2.957.6 million in the prior fiscal year. The sales increase is a result of the 4% increase in the customer base as well as higher commodity prices and higher consumption per customer resulting from colder than normal winter weather.

For the year ended March 31, 2014, gross margin increased by 5% to $505.5 million from $482.2 million reported in fiscal 2013. Gross margin for the Consumer Energy division increased by 12% as a result of higher variable product margins in fiscal 2014 as well as the increased gas consumption from the colder than normal winter temperatures. The margin from the higher consumption was offset by payouts on weather index derivatives intended to “collar” the effects of higher and lower consumption. Gross margin for the Commercial Energy division decreased by 12% to $132.9 million. Uncharacteristically, electricity prices saw a winter spike similar to gas prices due to excess consumption being supplied by spot prices driven by gas-fuelled electricity costs. The Commercial Energy division was most heavily impacted by higher capacity costs in its northeast U.S. markets and the volatility in supply prices resulting from the extreme weather throughout North America during the fourth quarter of fiscal 2014. As a result, Just Energy had to meet the increased demand of its customers at their contracted fixed prices while procuring extra supply at extremely high supply prices.

Profit from continuing operations for fiscal 2014 amounted to $170.6 million, compared to $629.7 million in fiscal 2013. The change in profit from continuing operations is primarily attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $186.1 million in fiscal 2014, versus a gain of $719.6 million in fiscal 2013. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing.

Excluding the year over year impact of the change in fair value of the derivative instruments, Just Energy’s loss from continuing operations was $15.6 million in fiscal 2014, compared with a loss of $90.0 million in fiscal 2013. The change year over year is a result of a decrease in selling and marketing and other operating expenses of $25.4 million and $29.4 million, respectively. The decrease in selling and marketing expenses is reflecting lower per-aggregation cost, particularly due to a reduction in the costs associated with the network marketing division as the build-out was completed in fiscal 2013. Other operating expenses were lower primarily as a result of lower amortization of the gas and electricity contracts resulting from the contracts acquired in fiscal 2010 being fully amortized.  The provision for income taxes for fiscal 2014 decreased by $7.2 million over the prior year reflecting lower deferred tax expense due to a further decline of the cumulative mark to market losses from financial instruments.

Total assets increased by 7% to $1,642.7 million in fiscal 2014. The increase in total assets is primarily a result of additional capital expenditures related to the Home Services division.

Total long-term liabilities as of March 31, 2014 were $1,023.8 million representing a 12% increase over fiscal 2013. The increase of long-term liabilities was primarily a net result of the $150 million convertible bond issuance, the redemption of the $90 million convertible debentures series, higher NHS financing reflecting higher installations and the reclassification of the reduced credit facility from current to long-term upon its renewal in October 2013.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)

	Q4 Fiscal 2015	Q3 Fiscal 2015	Q2 Fiscal 2015	Q1 Fiscal 2015
Sales	$1,209,879	$946,752	$918,260	$821,049
Gross margin	194,066	150,098	132,515	123,390
Administrative expenses	42,048	40,912	38,246	33,016
Selling and marketing expenses	63,980	52,968	53,088	55,207
Finance costs	16,684	19,525	18,700	18,771
Profit (loss) for the period from continuing operations	(64,976)	(371,403)	(94,255)	(45,743)
Profit (loss) for the period	(63,441)	(206,193)	(135,156)	(38,914)
Profit (loss) for the period from continuing operations per share – basic	(0.46)	(2.56)	(0.67)	(0.32)
Profit (loss) for the period from continuing operations per share – diluted	(0.46)	(2.56)	(0.67)	(0.32)
Dividends/distributions paid	18,596	18,572	18,622	30,933
Base EBITDA from continuing operations	67,914	50,592	31,734	30,186
Base Funds from continuing operations	31,947	21,179	23,756	15,590
Payout ratio on Base Funds from continuing operations	58%	88%	78%	198%

	Q4 Fiscal 2014	Q3 Fiscal 2014	Q2 Fiscal 2014	Q1 Fiscal 2014
Sales	$1,132,750	$840,098	$833,710	$728,056
Gross margin	137,466	148,616	113,515	105,934
Administrative expenses	28,517	29,034	29,354	29,808
Selling and marketing expenses	46,870	45,373	46,805	50,842
Finance costs	19,191	16,805	16,600	16,845
Profit (loss) for the period from continuing operations	154,868	167,077	(111,810)	(39,569)
Profit (loss) for the period	109,377	179,608	(110,232)	(41,812)
Profit (loss) for the period from continuing operations per share – basic	1.06	1.15	(0.79)	(0.28)
Profit (loss) for the period from continuing operations per share – diluted	0.91	0.99	(0.79)	(0.28)
Dividends/distributions paid	30,932	30,891	30,850	30,756
Base EBITDA from continuing operations	56,552	62,130	28,257	20,724
Base Funds from continuing operations	17,327	37,379	23,472	10,399
Payout ratio on Base Funds from continuing operations	179%	83%	131%	296%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will mornally be higher Base EBITDA in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

Financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase (decrease)
Sales	1,209,879	7%	$1,132,750
Gross margin	194,066	41%	137,466
Administrative expenses	42,048	47%	28,517
Selling and marketing expenses	63,980	37%	46,870
Finance costs	16,684	(13)%	19,191
Profit (loss) from continuing operations1	(64,976)	NMF 3	154,868
Profit (loss) from discontinued operations	1,535	NMF 3	(45,491)
Profit (loss) 1	(63,441)	NMF 3	109,377
Profit (loss) per share from continuing operations available to shareholders - basic	(0.46)		1.06
Profit (loss) per share from continuing operations available to shareholders - diluted	(0.46)		0.91
Dividends/distributions	18,596	(40)%	30,932
Base EBITDA from continuing operations2	67,914	20%	56,552
Base Funds from continuing operations2	31,947	84%	17,327
Payout ratio on Base Funds from continuing operations2	58%		179%
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

ANALYSIS OF THE FOUTH QUARTER

Financial Results

Sales increased by 7% to $1,209.9 million for the three months ended March 31, 2015 from $1,132.8 million recorded in the fourth quarter of fiscal 2014. The Consumer division’s sales increased by 5% primarily as a result of the currency conversion impact on U.S. dollar denominated sales while the Commercial division’s sales increased by 18%, primarily as result of the 10% increase in customer base.

Gross margin was $194.1 million, an increase of 41% from the prior comparable quarter. The Consumer and Commercial division contributed increases of 41% and 43%, respectively, as a result of a 1% growth in the customer base, currency driven higher margins on U.S. based contracts and a comparison to the fourth quarter of fiscal 2014 which had heavy balancing charges related to the Polar Vortex.

 Administrative expenses increased by 47% from $28.5 million to $42.0 million. Just Energy recorded a one-time additional legal expense in the amount of $6.5 million attributable to legal fees and settlement accruals for outstanding litigation. Excluding this, the quarter’s administrative costs had an expected increase over fiscal 2014 due to lower expenses recorded in the prior period for bonus payments as well as the expected costs of the growth of the Company’s business.

Selling and marketing expenses for the three months ended March 31, 2015 were $64.0 million, a 37% increase from $46.9 million reported in the prior comparable quarter. This increase is largely attributable to the higher residual commissions from customers signed through the Company’s online and broker sales channels.

Finance costs for the three months ended March 31, 2015 amounted to $16.7 million, a decrease of 13% from $19.2 million reported for the three months ended March 31, 2014. The decrease in finance costs was a result of the reduction in long-term debt with the closing of the sale of NHS late in the third quarter.

 As of March 31, 2015, Just Energy reported no debt outstanding for its credit facility while as of March 31, 2014, there was $69.5 million outstanding. In addition, Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of its convertible debentures. As of March 31, 2015, Just Energy had purchased $1.6 million of the $330m convertible debentures.

The change in fair value of derivative instruments was negative, resulting in a non-cash loss of $101.6 million for the current quarter compared to a gain of $157.2 million in the prior comparative period, as market prices relative to Just Energy’s future electricity supply contracts ended lower by an average of $2.56/MWh while future gas contracts decreased by an average of $0.03/GJ. The loss from continuing operations for the three months ended March 31, 2015 was $65.0 million, representing a loss per share of $0.46 on a basic and diluted basis. For the prior comparable quarter, the income from continuing operations was $154.9 million, representing a gain per share of $1.06 and $0.91 on a basic and diluted basis, respectively.

Base EBITDA from continuing operations was $67.9 million for the three months ended March 31, 2015, a 20% increase from $56.6 million in the prior comparable quarter. The increase in gross margin reflected sharply higher margins partially offset by higher operating expenses. Base FFO was $31.9 million for the fourth quarter of fiscal 2015, up 84% compared to $17.3 million in the prior comparable quarter as a result of the higher contribution from Base EBITDA and lower cash interest costs.

Dividends/distributions paid were $18.6 million, a decrease of 40% over the prior comparable period based on an annual dividend rate decrease from $0.84 to $0.50 per share effective July 1, 2014. The result was a quarterly payout ratio of 58%, down from 179% a year earlier.

Marketing Results

Gross Energy Marketing customer additions for the fourth quarter of fiscal 2015 were 292,000, down from 356,000 recorded for the three months ended March 31, 2014. Consumer customer additions totalled 149,000 for the fourth quarter of fiscal 2015, a 1% increase from the gross customer additions recorded in the prior comparable period.  Commercial customer additions were 143,000 for the current quarter, a 31% decrease from 208,000 gross customer additions in the three months ended March 31, 2014. Overall customer additions for the fiscal year were at record levels and lower commercial additions in the fourth quarter reflected continued focus on targeting higher margin segments of that market.

Net additions for the three months ended March 31, 2015 were 24,000, compared with 50,000 in the prior comparable period.

Segmented Base EBITDA1
For the years ended March 31
(thousands of dollars)

	Fiscal 2015
	Consumer division	Commercial division	Consolidated
Sales	$2,113,828	$1,782,112	$3,895,940
Cost of sales	(1,663,598)	(1,632,273)	(3,295,871)
Gross margin	450,230	149,839	600,069
Add (subtract):
Administrative expenses	(121,170)	(33,052)	(154,222)
Selling and marketing expenses	(134,084)	(91,159)	(225,243)
Bad debt expense	(46,945)	(15,132)	(62,077)
Amortization included in cost of sales/selling and marketing expenses	-	30,647	30,647
Other expenses	(788)	(1,608)	(2,396)
Profit attributable to non-controlling interest	(6,352)	-	(6,352)
Base EBITDA from continuing operations	$140,891	$39,535	$180,426

	Fiscal 2014
	Consumer division	Commercial division	Consolidated
Sales	$2,022,270	$1,512,344	$3,534,614
Cost of sales	(1,649,672)	(1,379,411)	(3,029,083)
Gross margin	372,598	132,933	505,531
Add (subtract):
Administrative expenses	(84,646)	(32,067)	(116,713)
Selling and marketing expenses	(130,153)	(59,737)	(189,890)
Bad debt expense	(37,357)	(8,694)	(46,051)
Amortization included in cost of sales/selling and marketing expenses	-	17,324	17,324
Other income (expenses)	3,444	(523)	2,921
Profit attributable to non-controlling interest	(5,459)	-	(5,459)
Base EBITDA from continuing operations	$118,427	$49,236	$167,663
1The definitions of each segment are provided on pages 4 and 5.

Base EBITDA was $180.4 million for the year ended March 31, 2015, an increase of 8% from $167.7 million in the prior year. Consumer Energy contributed $140.9 million to Base EBITDA for the year ended March 31, 2015, an increase of 19% from $118.4 million in the year ended March 31, 2014. Overall gross margin increased by 19% as a result of the 6% increase in the customer base as well higher Canadian dollar selling prices on growing U.S. sales due to the impact of the stronger U.S. currency.

Consumer administrative costs were up 43% in fiscal 2015, due in part to the expected growth in operating costs needed to support the growing customer base and higher bonus payments as well as currency movements. Over and above these expected cost increases, Just Energy recorded additional legal and regulatory expenses in the amount of $14.5 million in one-time legal fees and accrual for outstanding litigation and the settlement reached with the Massachusetts AGO.

Commercial Energy contributed $39.5 million to Base EBITDA, a decrease of 20% from the year ended March 31, 2014, when the segment contributed $49.2 million. The increase in gross margin was offset by higher operating expenses, in particular, higher selling and marketing costs due to higher amortization of contract initiation costs and higher residual-based commission payments reflecting the expanding customer base.

Customer aggregation
	April 1, 2014	Additions	Attrition	Failed to renew	March 31, 2015	% increase (decrease)
Consumer Energy
Gas	747,000	186,000	(169,000)	(40,000)	724,000	(3)%
Electricity	1,198,000	489,000	(342,000)	(84,000)	1,261,000	5%
Total Consumer RCEs	1,945,000	675,000	(511,000)	(124,000)	1,985,000	2%
Commercial Energy
Gas	204,000	67,000	(12,000)	(28,000)	231,000	13%
Electricity	2,261,000	699,000	(176,000)	(314,000)	2,470,000	9%
Total Commercial RCEs	2,465,000	766,000	(188,000)	(342,000)	2,701,000	10%
Total RCEs	4,410,000	1,441,000	(699,000)	(466,000)	4,686,000	6%

Gross customer additions for the year ended March 31, 2015 were 1,441,000, an increase of 5% from the previous record 1,377,000 customers added in the fiscal 2014. Consumer customer additions amounted to 675,000 for the year ended March 31, 2015, a 4% increase from 648,000 gross customer additions recorded in the prior comparable year. Commercial customer additions were 766,000 for fiscal 2015, a 5% increase from 729,000 gross customer additions in the prior comparable year.

Net additions were 276,000 for fiscal 2015, an increase of 47% from 188,000 net customer additions in fiscal 2014. The increase in net additions was largely a result of higher customer additions as well as fewer customers lost on renewal.

Overall, the Commercial customer base grew 10% versus a year earlier while the Consumer customer base increased by 2%. In addition to the customers referenced in the above table, the Consumer customer base also includes 43,000 smart-thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Ontario, Alberta and Texas. Customers with bundled products have lower attrition and higher overall profitability.  Further expansion of smart-thermostats is a key driver for continued growth of Just Energy.

For the year ended March 31, 2015, 21% of total Consumer and Commercial Energy marketing customer additions were generated from door-to-door sales, 50% from commercial brokers and 29% through online and other non-door-to-door sales channels. In the prior year, 31% of new customers were generated using door-to-door sales, 45% from commercial brokers and 24% from online and other sales channels.

As of March 31, 2015, the U.S., Canadian and U.K. segments accounted for 72%, 24% and 4% of the customer base, respectively. At March 31, 2014, the U.S., Canadian and U.K. segments represented 72%, 26% and 2% of the customer base, respectively.

ATTRITION
	Fiscal 2015	Fiscal 2014

Consumer	27%	27%
Commercial	7%	6%
Total attrition	16%	15%

The combined attrition rate for Just Energy was 16% for the year ended March 31, 2015, a slight increase from the 15% overall rate reported a year prior. While Consumer renewal rates remained consistent at 27% year over year, the Commercial attrition rates increased by 1% to 7%. The increase in attrition is a result of increased competition. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions. The goal is to resolve all complaints registered within five days of receipt. Our corporate target is to have an outstanding complaint rate less than 0.05% of flowing customers at any time. As of March 31, 2015, the total outstanding rate was 0.02%.

RENEWALS

	Fiscal 2015	Fiscal 2014

Consumer	77%	75%
Commercial	63%	64%
Total renewals	67%	68%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 67% for the year ended March 31, 2015, down slightly from a renewal rate of 68% realized a year ago. The Consumer renewal rate showed an improvement of 2% to 77%, while the Commercial renewal rate decreased by 1% to 63%. The year over year decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
2016	20%	36%	36%	40%
2017	15%	22%	22%	26%
2018	23%	19%	22%	21%
2019	20%	11%	10%	8%
Beyond 2019	22%	12%	10%	5%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 589,000 RCEs, are excluded from the table above.

Gross Margin
For the years ended March 31
(thousands of dollars)

	Fiscal 2015			Fiscal 2014
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$165,770	$33,352	$199,122	$116,955	$27,674	$144,629
Electricity	284,460	116,487	400,947	255,643	105,259	360,902
	$450,230	$149,839	$600,069	$372,598	$132,933	$505,531
Increase	21%	13%	19%

CONSUMER ENERGY

Gross margin for the year ended March 31, 2015 for the Consumer Energy division was $450.2 million, an increase of 21%  from the $372.6 million recorded in the prior year.  Gas and electricity gross margins increased by 42% and 11%, respectively.

Average realized gross margin for the Consumer division for the year ended March 31, 2015 was $199/RCE, representing an 18% increase from $168/RCE reported in the prior year. The increase is largely due to margins reported without the adverse impact from the price spikes experienced in the fourth quarter of fiscal 2014 from the Polar Vortex. The gross margin/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin for the year ended March 31, 2015 from gas customers in the Consumer division was $165.8 million, an increase of 42% from $117.0 million recorded in fiscal 2014. Gross margin increased despite the 3% decrease in customer base largely due to lower balancing costs in the current year and benefits from improved U.S. exchange rates, compared to weak margins adversely impacted by higher commodity costs from the Polar Vortex in fiscal 2014.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $284.5 million for the year ended March 31, 2015, an increase of 11% from $255.6 million recorded in the prior comparable quarter. The higher gross margin in fiscal 2015 is a result of the 5% increase in customer base over the past year, lower balancing costs in the current year as well as a higher U.S. dollar and its impact on U.S. margins. Also contributing were to the increase higher margin contributions from the JustGreen product offerings and bundled products.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $149.8 million, an increase of 13%  from the $132.9 million recorded in the prior comparable year. The Commercial customer base increased by 10% during the past year.

Average realized gross margin for the year ended March 31, 2015 was $60/RCE, a slight decrease from $61/RCE due largely to higher bad debt expense. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California. While the percentage increase in the gross margin was greater than the increase in the customers, GM/RCE was lower as a result of the higher bad debt expense.

Gas

Gas gross margin for the Commercial division was $33.4 million for the year ended March 31, 2015, up 21% from $27.7 million. The increase in gross margin resulted from the higher consumption from the 13% increase in customer base, higher margins on new commercial customers added in recent periods and effects of the higher U.S. dollar.

Electricity

Electricity gross margin for the Commercial division was $116.5 million, an increase of 11% from the $105.3 million recorded in the prior comparable year. The increase in gross margin is a result of the 9% increase in customer base and the higher U.S. dollar.

Gross margin on new and renewing customers

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the year. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER

	Fiscal 2015	Number of customers	Fiscal 2014	Number of customers
Consumer customers added and renewed	$191	983,000	$166	1,032,000
Consumer customers lost	184	635,000	178	651,000
Commercial customers added and renewed	79	1,171,000	67	1,336,000
Commercial customers lost	73	531,000	82	531,000

For the year ended March 31, 2015 the average gross margin per RCE for the customers added and renewed by the Consumer division was $191/RCE, an increase from $166/RCE in the prior comparable year. The average gross margin per RCE for the Consumer customers lost during fiscal 2015 was $184/RCE, compared with $178/RCE in fiscal 2014. Higher new customer margins reflect strong margins new products including bundled offerings.

For the Commercial division, the average gross margin per RCE for the customers signed during the year ended March 31, 2015 was $79/RCE compared to $67/RCE in fiscal 2014. Customers lost through attrition and failure to renew during the year ended March 31, 2015 were at an average gross margin of $73/RCE, a decrease from $82/RCE reported in the fiscal 2014. The Company has pursued a plan where focus in the commercial market will be on higher margin segments while those with traditionally low margins are allowed to expire.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
For the years ended March 31
(Thousands of dollars)

	Fiscal 2015	Fiscal 2014	% increase
Consumer Energy	$121,170	$84,646	43%
Commercial Energy	33,052	32,067	3%
Total administrative expenses	$154,222	$116,713	32%

The Consumer division’s administrative expenses were $121.2 million for the year ended March 31, 2015, an increase of 43% from $84.6 million recorded in the prior comparable year. The Commercial division’s administrative expenses were $33.1 million for fiscal 2015, a 3% increase from $32.1 million for the year ended March 31, 2014.

Administrative expenses increased by 32% from $116.7 million to $154.2 million. The increase over the prior comparable year included growth in operating costs needed to support the growing customer base and the impact of the U.S. exchange rate. Higher administrative costs were anticipated within the Company’s fiscal 2015 guidance as expenditures on the UK expansion and higher accrued bonus payments based on improved performance were expected. However, over and above guidance expectations, Just Energy recorded additional legal and regulatory expenses in the amount of $14.5 million including the settlement reached with the Massachusetts Attorney General’s Office (“AGO”) as well as additional accruals associated with ongoing litigation matters.

SELLING AND MARKETING EXPENSES
For the years ended March 31
(Thousands of dollars)

	Fiscal 2015	Fiscal 2014	% increase
Consumer Energy	$134,084	$130,153	3%
Commercial Energy	91,159	59,737	53%
Total selling and marketing expenses	$225,243	$189,890	19%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives, as well as sales-related corporate costs were $225.2 million for the year, ended March 31, 2015, an increase of 19% from $189.9 million in the prior comparable year. Energy marketing customer additions for the year ended March 31, 2015 were 1,441,000, an increase of 5% from the 1,377,000 energy marketing customer additions recorded in fiscal 2014.

The selling and marketing expenses for the Consumer Energy division were $134.1 million for the year ended March 31, 2015, an increase of 3% from $130.2 million recorded in the prior comparable year. During fiscal 2015, the customer additions by the Consumer Energy sales force totalled 675,000, a 4% increase from 648,000 customers added through these sales channels in the prior comparable year. Consumer customer additions through door-to-door sales channels decreased in fiscal 2015 but were replaced largely by online sales for which commissions is paid on a residual basis. As a result, less commission for new contracts was paid up front and instead, will be paid on a residual basis over the term of the contract.

The selling and marketing expenses for the Commercial Energy division were $91.2 million for the year ended March 31, 2014, up 53% from fiscal 2014. While customer additions were by 5% higher in fiscal 2015, the additional expense is related to the 73% increase (to $29.3 million) in the amortization of past contract initiation costs, as well as higher residual-based commission payments reflecting the expanding customer base.

The aggregation costs per customer for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Fiscal 2015		Fiscal 2014
	Consumer	Commercial	Consumer	Commercial
Natural gas	$183/RCE	$46/RCE	$170/RCE	$34/RCE
Electricity	$143/RCE	$28/RCE	$131/RCE	$31/RCE
Average aggregation costs	$153/RCE	$29/RCE	$142/RCE	$32/RCE

The aggregation cost per RCE for the Consumer Energy division listed above includes a growing proportion of customers generated by affinity and online marketing programs where commissions are paid on a residual basis as the customer flows. The increase in costs in fiscal 2015 is a result of the foreign exchange impact on U.S. dollar denominated expenses as well as the upfront overhead expenses being allocated to fewer additions through door-to-door sales channels.

The $29 average aggregation cost for the Commercial division customers is based on the contracted average annual cost for the respective customer contracts. It should be noted that these commercial broker contracts are paid further commissions averaging $29 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $52 (1.8 x $29) to the year’s $29 average aggregation cost reported above. For the prior year, the total aggregation costs through commercial brokers were $32/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Delaware, Ohio, California, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2015, Just Energy was exposed to the risk of bad debt on approximately 66% of its sales, compared with 61% of sales during the year ended March 31, 2014. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets where Just Energy assumes the credit risk.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2015, was $62.1 million, an increase of 35% from $46.1 million expensed for the year ended March 31, 2014. The bad debt expense increase was primarily a result of a 16% increase in revenue as well as higher default rates for consumer customers in Texas. These customers experienced higher bills during the extreme winter weather experienced in the fourth quarter of fiscal 2014.  These bills had high rates of default which were realized in fiscal 2015. Management attempts to maintain its default rate for bad debt within its target margins and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2015, the bad debt expense represents 2.4% of relevant revenue, up from 2.1% reported in fiscal 2014.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the year ended March 31, 2015 amounted to $73.6 million, an increase of 6% from $69.4 million during the year ended March 31, 2014. Removing the amortization of debt service costs, the finance costs for the year ended March 31, 2015 were $58.1 million, an increase of 5% from $55.2 million due to higher borrowing costs on the issuance of the U.S. $150m convertible bonds, offset by the redemption of the Cdn$90m convertible debentures in March of 2014 and a small impact from the third quarter repayment of the credit facility using proceeds from the sale of NHS.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2015, a foreign exchange unrealized loss of $13.1 million was reported in Other comprehensive income versus a gain of $27.3 million in the fiscal 2014. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant increase in the mark-to-market liability position of the Company’s derivative financial instruments.

Overall, a stronger U.S. dollar increases the value of sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. Total estimated impact of the decline in the Canadian dollar versus the U.S. dollar was a favourable $9.2 million on Base EBITDA and $8.1 million on FFO for fiscal 2015.

Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months and between 0% and 50% for the following 12 months of cross border cash flows, depending on the level of certainty of the cash flow.

PROVISION FOR (RECOVERY OF) INCOME TAX

For the years ended March 31
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Current income tax expense	$8,859	$765
Deferred tax (recovery) provision	(37,748)	47,425
Provision for (recovery of) income tax	$(28,889)	$48,190

Just Energy recorded a current income tax expense of $8.9 million for the year, versus $0.8 million of expense in fiscal 2014.  The increase in current tax expense in the current fiscal year is due to improved operating results, the combined effect of the sale of Canadian and U.S. subsidiaries, and the conclusion of prior period Canadian federal  tax and U.S. state tax audits settled in fiscal 2015.

During fiscal 2015, a deferred tax benefit of $37.7 million has been recorded, due to an increase in the cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments. In fiscal 2014, a deferred tax expense of $47.4 million was recognized, due to a decline in the cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2015, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued operations

HOME SERVICES DIVISION

On November 24, 2014, Just Energy announced that it had closed the sale of its shares of NHS to Reliance. NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The purchase price was $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as a condition of closing, Just Energy paid all outstanding NHS borrowings and the remaining interest in a royalty agreement.

RESULTS OF OPERATIONS

For the period of April 1, 2014 to November 24, 2014, the Home Services division had sales of $58.8 million and gross margin of $47.6 million, compared with $76.4 million and $60.1 million, respectively, in the prior comparable year. NHS’s operating profit included in discontinued

operations was $168.1 million (including gain on sale of $191.2 million), compared with a loss of $4.4 million in the prior year.

COMMERCIAL SOLAR (HES)

On November 5, 2014, Just Energy announced the closing of the sale of HES to SunEdison, Inc. and its subsidiary, TerraForm Power Inc., a leading global solar technology manufacturer and provider of solar energy services.

For the period of April 1, 2014 to November 5, 2014, the Commercial Solar division had sales of $4.4 million compared with $3.9 million for the year ended March 31, 2014. The operating loss of HES included in the discontinued operations was $35.5 million compared to $46.8 million in fiscal 2014.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS
For the years ended March 31,
(thousands of dollars)

	Fiscal 2015	Fiscal 2014
Operating activities from continuing operations	$75,310	$158,746
Investing activities from continuing operations	152,278	(45,123)
Financing activities from continuing operations, excluding dividends	(77,865)	10,252
Effect of foreign currency translation	7,037	1,276
Increase in cash before dividends	156,760	125,151
Dividends (cash payments)	(83,041)	(115,072)
Increase in cash	73,719	10,079
Decrease in cash from discontinued operations and cash reclassified to assets held for sale	(15,306)	(28,176)
Cash and cash equivalents – beginning of year	20,401	38,498
Cash and cash equivalents – end of year	$78,814	$20,401

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Cash flow from continuing operating activities for the year ended March 31, 2015 was an inflow of $75.3 million, compared to $158.7 million in fiscal 2014. Cash flow from continuing operations decreased as a result of higher accounts recievable balances at March 31, 2015 as a result of higher revenues in the fourth quarter of fiscal 2015 versus the prior comparable period as well as lower inventory balances at the current year end.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Just Energy purchased capital assets totalling $5.8 million during fiscal 2015, a decrease from $7.3  million in the prior year. Just Energy’s capital spending from continuing operations related primarily to thermostats and office equipment. Contract initiation costs increased from $23.2 million to $29.8  million as a result of growth in the Commercial Energy division’s customer additions from brokers which receive commission payments upfront for a period of twelve or more months.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. For the year ended March 31, 2015, long-term debt of $173.7 million was repaid. The repayment of the credit facility was a result of the net cash received from the sale of NHS and HES.  As of March 31, 2015, Just Energy has not drawn on its $210 million credit facility although certain letters of credit remain outstanding.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers signed by independent contractors, approximately 60% of the commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For Commercial and internet generated customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia, Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS (CASH AND SHARE PAYMENTS)
Just Energy reduced its dividend to an annual rate of $0.50 per share effective July 1, 2014 to be paid quarterly. Prior to this, the dividend rate was $0.84. The revised dividend policy provides that shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. During the year ended March 31, 2015, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $83.0 million, compared to $115.1 million paid in the prior comparable year.

The dividend reinvestment plan (”DRIP’) reduces the amount of cash dividends as a portion of dividends declared is paid through the issuance of additional shares. Under the program, Canadian resident shareholders could elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. The program was suspended effective January 1, 2015.

Balance sheet as at March 31, 2015, compared to March 31, 2014
Cash increased from $20.4 million as at March 31, 2014, to $78.8 million. The utilization of the credit facility was paid down from $69.5 million as at March 31, 2014 to nil at March 31, 2015. The increase in cash and the decrease in the credit facility is primarily attributable to the proceeds from the sale of NHS in November, 2015 as a result of higher cost of sales in the current year.

As of March 31, 2015, trade receivables and unbilled revenue amounted to $459.4 million and $219.6 million, respectively, compared to March 31, 2014, when the trade receivables and unbilled revenue amounted to $427.0 million and $170.7 million, respectively.  Trade payables have increased from $485.5 million to $510.5 million during fiscal 2015.

In Ontario, Manitoba and Quebec more gas has been consumed by customers than Just Energy has delivered to the LDCs.  As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $46.0 million and $28.9 million, respectively, as of March 31, 2015. These amounts decreased from $48.6 million and $34.6 million, respectively as of March 31, 2014 as a result of lower consumption in the current year. In Michigan more gas has been delivered to LDCs than consumed by customers resulting in gas delivered in excess of consumption and a deferred revenue position of $1.1 million and $1.6 million, respectively as of March 31, 2015. In addition, gas in storage increase from $2.4 million as at March 31, 2014 to $5.2 million as at March 31, 2015 due to lower consumption in fiscal 2015.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance decreased to $348.5 million as at March 31, 2015, from $404.9 million a year earlier as a result of thr amortization and sale of NHS in fiscal 2015.

Long-term debt (excluding the current portion) has decreased from $930.0 million as at March 31, 2014 to $676.5 million at March 31, 2015, primarily due to the pay down of debt using the proceeds from the sale of NHS and HES.

Debt and financing for continuing operations
(thousands of dollars)

	March 31, 2015	March 31, 2014
Just Energy credit facility	$-	$69,500
$105m senior unsecured note	105,000	105,000
NHS financing	-	272,561
$330m convertible debentures	310,083	304,458
$100m convertible debentures	91,445	89,430
US$150m convertible bonds	175,003	149,572

The recognized value of the Canadian dollar denominated convertible debentures increased due to the reduced period until maturity and the lower likelihood of conversion. The US dollar denominated convertible bonds saw their recognized value increase both for the reduced period until maturity and the appreciation of the US dollar.

During fiscal 2015, Just Energy’s long-term debt position significantly improved. Just Energy used the proceeds from the sale of NHS to repay the long-term debt of approximately $207.2 million associated with the Home Services division as well as repay the cash withdrawals on the credit facility. The debt associated with HES was transferred upon completion of the sale on November 5, 2014. As a result of these transactions, the long-term debt was reduced to $676.5 million as of March 31, 2015, compared with $930.0 million reported a year earlier.

Debt reduction remains a clear priority for management. While much has been accomplished to improve the overall balance sheet and debt position, management feels there is more that can be done. As such, management has defined a logical, financially prudent approach to further reducing debt. Just Energy is in a strong position to execute the deleveraging plan and believes the results will place the Company in a stronger, more financially flexible position that aligns with the corporate strategy of financial optimization though adherence to a capital-light, high return on invested capital structure.

JUST ENERGY CREDIT FACILITY
During fiscal 2015, the credit facility was reduced to $210 million from $290 million with the sale of NHS.  The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 3.65% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 2.65% and 3.00%, and letters of credit at rates that vary between 3.65% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, primarily, the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the year, the Company requested and received amendments with respect to covenants within the credit facility. As at March 31, 2015, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE
The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of March 31, 2015, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes the U.K. operations.

	Fiscal 2015	Fiscal 2014
Base EBITDA	$177,700	$173,238
Selling and marketing expenses to add gross margin	73,133	43,187
Share-based compensation	7,110	1,518
Maintenance capital expenditures	17,785	8,734

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

During March 2015, the company purchased and retired $1.6 million of convertible debentures.  The company paid $1.4 million, reduced the net book value by $1.5 million and the gain was recorded as a reduction to the interest expense.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to fund an acquisition in October 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

Prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS
On January 29, 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds, and the net proceeds were used to redeem Just Energy’s outstanding $90m convertible debentures due September 30, 2014 and to pay down Just Energy’s credit line. The $150m convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019. The increase in long-term debt associated with the US$150 million convertible bonds increased from $149.6 million to $175 million as primarily a result of the decline in Canadian dollar against the U.S. dollar during the past year.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the closing date) to the close of business on the business day falling 22 business days prior to the final maturity date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the fixed exchange rate) but is subject to adjustments.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years

Trade and other payables	$510,470	$510,470	$-	$-	$-
Long-term debt (contractual cash flow)	723,433	23	328,420	394,990	-
Interest payments	150,554	40,365	88,790	21,399	-
Premises and equipment leasing	32,729	6,163	9,366	6,445	10,755
Long-term gas and electricity contracts	4,074,637	2,167,000	1,596,187	274,187	37,263

	$5,491,823	$2,724,021	$2,022,763	$697,021	$48,018

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $134.8 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2015 were $54.8 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2015. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2015, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for fiscal 2016 have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market its products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $25.4 million and $1.7 million have been recorded on the consolidated statements of financial position as at March 31, 2015 and March 31, 2014, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at March 31, 2015, a valuation allowance of $271 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.9 million have been recorded on the consolidated statements of financial position as at March 31, 2014. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from continuing operations for the year ended March 31, 2015, record in the consolidated statements of loss, was 76.0 million, compared with $69.5 million for the year ended March 31, 2014.

Fair value of financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended March 31, 2015 would have increased (decreased) by $260.2 million ($256.2 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2015 would have increased (decreased) by $240.9 million ($237.2 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at May 13, 2015, there were 146,559,176 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period beginning March 17, 2014 and ending March 16, 2015, Just Energy had the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation up to $33 million of the $330m convertible debentures, representing approximately 10% of the public float.

On March 13, 2015, Just Energy announced the approval from the TSX to renew its NCIB for the $330m convertible debentures and filed an NCIB for the $100m convertible debentures as well as for the common shares. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 27, 2015 up to daily and total limits. As of March 31, 2015, Just Energy had purchased $1.6 million of the $330m convertible debentures.

Just Energy believes that the debentures and common shares may trade in a range that may not fully reflect their value. As a result, Just Energy believes that the purchase of the debentures and common shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy’s available funds. In addition, purchases under each of the NCIBs may increase the liquidity of the debentures and common shares and will enable Just Energy to deleverage its balance sheet. Just Energy intends to continue to buy back debentures and common shares when the circumstances present themselves in a way that maximizes value for Just Energy. The current Company’s priority is the repurchase of debentures at attractive prices.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

IFRS 11, Joint Arrangements (“IFRS 11”)-Accounting for Acquisition of Interest require an entity acquiring an interest in a joint operation in which the activity of the joint operation constitutes a business to apply, to the extent of its share, all of the principles on business combination accounting in IFRS 3 Business Combinations, and other IFRSs, that do not conflict with the requirements of IFRS 11. Furthermore, entities are required to disclose the information required in those IFRSs in relation to business combinations. The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by the entity to the joint operation on its formation. The amendments also clarify that for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business, previously held interests in the joint operation must not be remeasured if the joint operator retains joint control. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company does not expect this standard to have any impact on the consolidated financial statements.

IFRS 15, Revenue recognition (“IFRS 15”), establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry.  The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities.  The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made.  Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

IAS 27, Equity Method (“IAS27”), in separate financial statements will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements, Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company does not expect this standard to have any impact on the consolidated financial statements. Two new annual improvements including Annual Improvements to IFRS 2010 – 2012, Cycle and Annual Improvements IFRS 2011 – 2013 Cycle included amendments effective immediately as well as those effective with fiscal years beginning January 1, 2015. Just Energy does not expect these amendments to have any impact on the consolidated financial statements.

IAS 16 and IAS 38, Property, Plant and Equipment and Intangible Assets (“IAS 16 & 38”)- Clarification of acceptable methods of depreciation and amortization clarifies the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Just Energy does not expect these amendments to have any impact on the consolidated financial statements.

RISK FACTORS
Described below are the principal risks and uncertainties that Just Energy can foresee.  It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

Market Risk

Market Risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.

Commodity Price Risk

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market.  Such losses could have a material adverse impact on Just Energy’s operating results, cashflow and liquidity.

A key risk to Just Energy’s business model is a sudden and significant drop in the commodity market price resulting in increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have significant impact on Just Energy’s business.

Commodity Volume Balancing Risk

Depending on several factors including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing the customer volume requirements. Although Just Energy manages the volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative transactions to mitigate weather risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s operating results, cashflow and liquidity.

Interest Rate Risk

Just Energy is exposed to interest rate risk associated with its credit facility. Current exposure to interest rate risk associated with its credit facility does not economically warrant the use of derivative instruments.

Foreign Exchange Rate Risk

Just Energy is exposed to foreign exchange risk on repatriation of US dollar denominated and UK pound denominated income against Canadian dollar denominated dividends. In addition, Just Energy is exposed to translation risk on US dollar and UK pound denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s earnings and cash flow.  In particular, a significant rise in the relative value of the Canadian dollar to the US dollar or UK pound could materially reduce reported earnings and cash flow.

Liquidity Risk

Just Energy is at risk of not being able to settle its future debt obligations including convertible debentures and commercial notes. Increase in liquidity risk may put Just Energy’s cash dividend at risk or require Just Energy to raise additional funds. Liquidity risk may cause Just Energy to close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries.

Credit Agreement and Other Debt

Just Energy maintains a credit facility of up to $210 million for working capital purposes, pursuant to a credit agreement with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates are party to the Credit Agreement and related security agreement which provide for a joint security interest over all customer contracts. There are various covenants pursuant to the Credit Agreement that govern activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy’s ability to finance its future operations and capital needs and to pursue available business opportunities.  Should Just Energy or its subsidiary default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy’s liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy.  In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances.

Just Energy has significant levels of other debt, including convertible debentures and bonds and a senior unsecured note, which could further limit Just Energy's ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy's liquidity position.

Working Capital Requirements (Availability of Credit)

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and Electricity System Operators. Any changes in payment terms managed by LDCs, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy.

Earnings Seasonality and Volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk.

Cash Dividends are not guaranteed

The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability; fluctuations in working capital; debt service requirements (including compliance with Credit Agreement obligations); and the sustainability of margins. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy and the availability of cash liquidity from ongoing business operations.

Share Ownership Dilution

Just Energy may issue additional or Just Energy may issue an unlimited number of Common Shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests.

Supply Counterparty Risk

Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations

Credit Risk

Just Energy enters into long term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which would negatively affect related customer margin or cash flows.

Supply Delivery Risk

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, results of operations and cashflows of Just Energy.

Legal and Regulatory Risk

Legal and Regulatory Risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy’s business model, costs or operations, as well as it is a risk of potential litigation against Just Energy resulting in impact to Just Energy’s cash flow.

Regulatory Environment

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a licence which would prevent Just Energy from selling in a particular jurisdiction.

Changes to consumer protection legislation may impact Just Energy’s business model and may include additional measures that require additional administration together with potential impacts to contracting, renewal and retention rates.

Just Energy’s business model involves entering into derivative financial instruments to manage commodity price and supply risk.  Financial reforms in the US, Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits  and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy’s compliance with certain new regulatory requirements as well as increased costs of doing business with Just Energy’s counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy’s business.

Litigation

In addition to the litigation referenced herein (see the “Legal Proceedings” section on page 40) and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business or results of operations and the ability to favourably resolve other lawsuits.

In certain jurisdictions, independent contractors that contract with Just Energy to provide door-to-door sales have made claims,  either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, which amounts could be substantial.

Retail Risk

Retail Customer Risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry.

Consumer Contract Attrition and Renewal Rates

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse impact on Just Energy’s business, financial condition, operating results, cashflow, liquidity and prospects.

Customer Credit Risk

Just Energy has credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy. If a significant number of direct bill customers were to default on their payments, it could have a material adverse effect on the results operations, cash flow and liquidity of Just Energy.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future which would mean that Just Energy would have to accept additional customer credit risk.

Competition

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices at other than cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers including Just Energy and impact Just Energy’s growth and retention.

Business Operations Risks

Business Operations Risk is a potential loss occurring from an unplanned interruption or cyber-attack, manual or system errors, and business earnings risk unique to retail energy sales industry.

Cyber Risk

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a significant adverse impact to the business, reputation and customer relations should the private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data.  Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance.  Just Energy’s failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our customers.  There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim.  The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage, could have an adverse effect on our business, financial condition and results of operations.

Information Technology Systems

Just Energy’s relies on Information Technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. Failure of these systems could have material adverse effect on Just Energy’s business and financial prospects or cause it to fail to meet its reporting obligations, which could result in a suspension or delisting of its Common Shares.

Model Risk

The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s business, financial condition, results of operations, cashflow and liquidity.

Accounting Estimates Risks

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy's assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy's auditors or regulators subsequently interpret Just Energy's application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements.

Risks from Adoption of New Accounting Standards or Interpretations

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy's operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and continually changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy's accounting policies on its financial statements going forward.

Risks from Deficiencies in Internal Control over Financial Reporting

Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The board of directors, in coordination with the audit committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in Just Energy's financial statements being inaccurate and in future adjustments or restatements of Just Energy's historical financial statements, which could adversely affect the business, financial condition and results of operations of Just Energy.

Outsourcing and Third Party Service Agreements

Just Energy has outsourcing arrangements to support its call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operational support for its operations in the United Kingdom. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention and aggregation and cash flows.

In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions.  This could be time consuming and expensive.

Disruption to Infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism or otherwise could result in counterparties’default and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales office may also have a significant impact on business and financial prospects. Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases the insurance coverage may not be sufficient to cover the potential loss.

Other Risks

Share Price Volatility Risk

The Common Shares currently trade on the TSX and the NYSE. The trading price of the Common Shares has in the past been, and may be in the future be, subject to significant fluctuations.  These fluctuations may be caused by events related or unrelated to Just Energy's operating performance and beyond its control.  Factors such as actual or anticipated fluctuations in Just Energy's operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, may have a significant impact on the market price of the Common Shares. In addition, the stock market has experienced volatility which often has been unrelated to the operating performance of the affected companies. These market fluctuations may materially and adversely affect the market price of the Common Shares, which may make it more difficult for holders of Common Shares to sell their shares.

Management Retention Risk

Just Energy's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth..

Legal proceedings

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power.

California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California appealed to the United States District Courts for the Ninth Circuit and oral arguments were heard on February 26, 2015. On April 29, 2015, the appeals court remanded the case back to FERC on grounds that the agency erred in assessing whether market power had resulted in unjust and unreasonable prices, when it only considered power generation market share. CEI continues to vigorously contest this matter.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. The arbitration is scheduled to commence on June 1, 2015.  Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States.  The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted-into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding which remains unscheduled by the Court. On January 9, 2015, the Court struck plaintiffs’ damage expert report based primarily on the fact that the report relied on an unreliable survey Just Energy disagrees with the result of the October trial and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Illinois Corp. (“Just Energy Illinois”) filed a lawsuit against Just Energy Illinois, Commerce Energy, Inc., Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Illinois federal district court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins’ request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. Just Energy filed a motion for reconsideration objecting to the class definition and requested that the Court revise its ruling to exclude sales representatives who sold for Commerce. Just Energy will continue to vigorously contest this matter.

Controls and procedures

An evaluation was performed under the supervision and with the participation of Company’s management, including the Co-Chief Executive Officers and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2015.  Based on that evaluation, the Company’s management, including the Co- Chief Executive Officers and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2015.

Report of management on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.  The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has used the criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to assess, with the participation of the Co- Chief Executive Officers and Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment management has concluded that as at March 31, 2015, the Company’s internal control over financial reporting was effective based on the applicable criteria.  The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, Ernst & Young LLP, a registered public accounting firm that has also audited the Consolidated Financial Statements of the Company as of and for the year ended March 31,2015.  Their Report of Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), included in the Consolidated Financial Statements, expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2015.

Changes in internal control over financial reporting

During the year and quarter ended March 31, 2015, there have been no changes in the Company’s policies and procedures and other processes that comprise its internal control over financial reporting, that materially affected, or are reasonably likely to materially affect, the Company’s  internal controls over financial reporting

Corporate Governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Fiscal 2015 was a remarkable year for Just Energy, as the Company delivered excellent financial results and made significant progress towards achieving its objective of becoming a premiere, world-class provider of energy management solutions. The energy management industry is bringing value-add products to market that address the transformation in how energy will be consumed in the future. The retail energy industry has historically been viewed as offering only opaque financial instruments that yielded little value and which consumers didn’t fully understand. Today, technology and innovative products make it a dynamic industry adding real value to consumers and providing significant growth opportunities for companies with sales and marketing expertise that can provide exceptional customer service.

Just Energy has the longevity, size, independence, and forward-thinking solutions to capitalize on this emerging opportunity and disrupt the traditional utility model. The Company made significant strides along many of the critical objectives it set out to accomplish in fiscal 2015. However, there is more to be done along these objectives in order to fully establish the platform upon which to transform the Company and execute the strategy effectively – a strategy that will position Just Energy to fully participate in this changing macro dynamic in how individuals will consume energy and manage their energy needs in the future.

Fiscal 2015 marked the 18th consecutive year of net customer additions for Just Energy, reflecting the Company’s ability to meet the evolving, modern demands of today’s consumers. The Company now serves over two million individual customers, consuming the equivalent energy of 4.7 million residential customers. The Company foresees near term growth in its customer base in line with that experienced over the past three years. Keys to that growth will be improved attrition and continued strong renewal rates. New product offerings including bundling have shown lower attrition as compared with single product offerings. Just Energy will look to broaden its geographical reach through new product innovation.

It’s important to note that the Company’s has the ability to grow its large, established base business,  and grow earnings per customer at the same time. The margin per customer improvements achieved in fiscal 2015 in both the residential and commercial business are directly related to the ongoing commitment to Just Energy’s margin improvement initiative. While competition is certain to come and go from the space over time, the Company believes it can continue to drive margin improvement that can be sustained over the long term as a result of the Company’s innovative new products with more appeal and value for customers. This has continued to allow Just Energy to increase its margin without sacrificing customers. As such, the Company expects to continue replacing lost customers by signing new, higher margin customers throughout fiscal 2016. This improved profitability per customer adds to the Company’s future margins over and above growth in the customer base.

Going forward, Just Energy expects administrative cost growth to be lower than margin growth. However, the majority of the Company’s expenses are denominated in US dollars, offsetting some of the positive impact on margin.

Selling and marketing expense is transforming with the evolution of Just Energy’s sales channels. These costs grew by 19% in fiscal 2015, compared to customer addition growth of 5% year-over-year. This reflects a shift from largely up-front commission structures in the door-to-door channel to residual commissions for online and broker sales. Selling and marketing costs are expected to grow more quickly than customers and margins until the mix of selling channels stabilizes.

The result of the expected customer growth, continued margin improvements, and ongoing cost controls will drive Base EBITDA growth in fiscal 2016. Just Energy has provided a Base EBITDA guidance range for fiscal 2016 of $193 million to $203 million for the full year. The midpoint of the range would result in 10% Base EBITDA growth over the strong performance of fiscal 2015.

During fiscal 2016, Just Energy expects to become a federal tax payer in Canada. The Company estimates its Canadian federal tax liability will be approximately $15 million. Moving forward, the Company will be a cash tax payer. Just Energy is currently conducting business in the United States, Canada, and the United Kingdom and is working to create a tax efficient solution in those jurisdictions.

As reported on the consolidated statements of financial position, Just Energy’s cash and long-term debt were $78.8 million and $676.5 million, respectively, as of March 31, 2015, resulting in a ratio of new debt to Base EBITDA of 3.3 times.

Debt reduction remains a clear priority for Just Energy. During the year the Company took swift action to improve the financial position of the business by reducing the long-term debt by 27%, from $930.0 million at fiscal 2014 year-end to $676.5 million as of Mach 31, 2015. While these improvements significantly improved the Company’s financial footing and flexibility, and adhere to the commitment to maintain a capital light business model, the Company feels there is more to be done to further strengthen the balance sheet and improve the debt position. As such, management has defined a logical, financially prudent approach to further reducing debt that also recognizes certain restrictions on the debt. The Company is already in discussions with the parties involved to reach a mutually agreeable resolution. One of the first steps in further deleveraging is renewing the credit facility. Initial discussions with the participating lenders are positive and management expects to finalize and close on the credit facility renewal during the fiscal second quarter.

Base Funds from operations were up 4% in fiscal 2015, with lower growth compared to EBITDA as a result of higher cash taxes and finance costs. The result was a payout ratio of 94%, down from 139% in fiscal 2014. Recognizing the pro forma $0.50 annual dividend, the payout ratio would have been 81% in fiscal 2015. The Company anticipates lower finance costs based on lower debt in the coming year, with higher cash taxes as the sale of NHS absorbs future tax benefits.

In fiscal 2015, Just Energy reached a very unique, strategic agreement with Clean Power Finance (CPF) to enter the high-growth residential solar markets in a manner that leverages Just Energy’s core competencies in sales and marketing, tapping into Just Energy’s two million captive customers and the ten million doors the Just Energy team knocks on annually. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the Company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via CPF. Just Energy will also be able to sell complimentary energy management solutions to solar customers.

The Just Energy solar pilot program was launched in California and New York during March and May, respectively. While it is still early in the pilot phase of the business, the initial results and feedback has been positive. The Company is successfully selling solar deals in California and ramping up in New York. The solar plan is to continue to carefully expand the solar footprint to other states where it makes economic sense while pushing the industry forward to develop more value-add, customer friendly products.  The Company expects to begin reporting the financial contributions from solar as a separate reporting segment during fiscal 2016.

In summary, Just Energy is in a very solid position and poised for success in 2016. The core business is healthy and growing as seen by its record number of new customer additions. The Company is committed to achieving measureable financial improvement through prudent financial management and customer margin expansion. It has a clear strategy for the future, which will serve as the springboard to capturing significant global opportunities. Just Energy has a leading market position in all of its geographic territories, and its sales and marketing expertise will allow the Company to meet the evolving demands of its target customers.